Exhibit 3

April 27, 2012

Nippon Steel Corporation

Sumitomo Metal Industries, Ltd.

Execution of Final Agreement regarding Business Integration between

Nippon Steel Corporation and Sumitomo Metal Industries, Ltd.

Nippon Steel Corporation (President: Shoji Muneoka; “Nippon Steel”) and Sumitomo Metal Industries, Ltd. (President: Hiroshi Tomono; “Sumitomo Metals”) (collectively, the “Companies”) executed a Master Integration Agreement in September 2011. Subsequently, the Companies continued to have discussions on various occasions including the Integration Preparation Committee meetings, which are co-chaired by the Presidents of both companies. The Companies hereby announce that they have reached a final agreement to integrate their businesses on October 1 of this year using a two-step legal procedure, consisting of a share exchange followed by an absorption-type merger on the same day (please refer to 2.(1) below for details) and that the Companies have executed a share exchange agreement and a merger agreement after approval at a meeting of the board of directors of each company held today.

The share exchange and the absorption-type merger (collectively, the “Business Integration”) mentioned above are expected to be conducted after the share exchange agreement and the merger agreement are approved at the annual shareholders’ meeting to be held by each company, scheduled on June 26 of this year.

Presently, the Companies are further examining various measures for achieving the synergies resulting from the integration, the business plan of the integrated company (“Integrated Company”) and other matters related to the Integrated Company. Hereafter, the Companies will endeavor to further expedite various preparations toward the integration and to achieve the management policies of the Integrated Company at an early stage by aggregating their resources.

The objectives of the Business Integration, outline of the Business Integration, outline of the Integrated Company, management policies of the Integrated Company and other matters are as follows:

Rule 802 Legend

(for those resident in the United States)

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in the open market or privately negotiated purchases.

1.      Objectives of the Business Integration

Through the Business Integration, the Companies will make a thorough effort to seek the “combination of their respective advanced management resources that each has built up and the consolidation of the superior areas of their respective businesses”. In addition, the Companies will accelerate the implementation of business structure reform by such means as “pursuing greater efficiency in domestic production bases and expanding overseas businesses”. Through realization of these objectives at an early stage, the Companies aim to be “the Best Steelmaker with World-Leading Capabilities,” a company with higher standards in all areas including scale, cost, technology and customer service.

Through maximization of the potential of steel as a fundamental industrial material by utilizing world-leading technology and manufacturing know-how, the Integrated Company will support the development of customers in and outside Japan, as well as contribute to further growth of the Japanese and global economies and the improvement of global society.

2.      Outline of the Business Integration

(1)	Method of the Business Integration

The Business Integration will be conducted using the following two-step legal procedure, consisting of a share exchange followed by an absorption-type merger on the same day.

Step 1: Share Exchange

On October 1, 2012 (planned) (the “Integration Date”), the Companies will effect a share exchange pursuant to which Nippon Steel will acquire all of the issued shares of Sumitomo Metals and will deliver shares of Nippon Steel to each of the shareholders of Sumitomo Metals (excluding Nippon Steel) (the “Share Exchange”). Nippon Steel will thereupon become a wholly-owning parent company of Sumitomo Metals.

Step 2: Absorption-type Merger

On the Integration Date, the Companies will effect an absorption-type merger pursuant to which Nippon Steel will be the company surviving the absorption-type merger and Sumitomo Metals will be the company absorbed in the absorption-type merger subject to the effectuation of the Share Exchange (the “Merger”).

With respect to the method of the Business Integration, as of September 22 of last year when the Master Integration Agreement was executed, it was contemplated that the Companies would effect an absorption-type merger without a share exchange process (“One-Step Merger”). However, by taking into account the views of advisors regarding Australian tax and legal matters, the Companies agreed to change the method of the Business Integration to the two-step procedure as described above, which is lawful and valid under Japanese laws and regulations, in order to ensure that the roll-over relief under Australian tax law applies to some of the assets to be integrated.

This change in the method aims to implement the Business Integration without lowering the corporate value of Nippon Steel and Sumitomo Metals, and the Companies believe that this arrangement will serve the interests of all of the shareholders of the Companies. The company resulting from the Business Integration via the two-step procedure will not be different from that resulting from the originally-intended One-Step Merger.

Due to the change in the method, the Companies will submit additional application for merger review with some of the relevant authorities outside Japan, as necessary.

(2)	Schedule of the Business Integration (the Share Exchange and the Merger)

• February 3, 2011	Execution of the Memorandum Regarding Consideration of the Business Integration

• September 22, 2011	Execution of the Master Integration Agreement

• April 27, 2012	Execution of the Memorandum Regarding the Amendment of the Master Integration Agreement and Execution of the Share Exchange Agreement and the Merger Agreement (executed today)

• June 26, 2012 (planned)	Shareholders’ meeting of each of the Companies to approve the Share Exchange Agreement, the Merger Agreement and other related matters

• October 1, 2012 (planned)	Effective date of Share Exchange and Merger (the date of integration)

(3)	Allotment of shares under the Share Exchange

[Share Exchange Ratio (the ratio of the number of Nippon Steel shares to be delivered for each share of Sumitomo Metals)]

	Nippon Steel Corporation	Sumitomo Metal Industries, Ltd.
Share Exchange Ratio	1	0.735

(Note 1)	The number of Nippon Steel shares expected to be delivered under the Share Exchange: 3,200,346,201 shares.

(Note 2)	Under the Share Exchange, Nippon Steel shares will be delivered by allotment to each of the shareholders of Sumitomo Metals as at the time immediately before Nippon Steel acquires all of the issued shares of Sumitomo Metals by the Share Exchange at the ratio of 0.735 Nippon Steel shares to one Sumitomo Metals share held by such shareholders (the exchange ratio of the shares is the same as the share allotment ratio under the One-Step Merger agreed and determined on September 22, 2011, between Nippon Steel and Sumitomo Metals). However, no Nippon Steel shares will be allotted with respect to Sumitomo Metals shares held by Nippon Steel (451,761,720 shares as of March 31, 2012).

(Note 3)	To those shareholders of Sumitomo Metals who are to receive, as a result of the Share Exchange, an allotment of a fraction of less than one share of Nippon Steel, the amount equivalent to the value of such fraction will be paid in cash pursuant to the provisions of Article 234 of the Companies Act and other applicable laws and regulations.

(Note 4)	There has been no substantive change in the descriptions of the basis for calculation of the merger ratio, process of calculation, relationship with financial advisors, prospects for delisting and reasons therefor (in accordance with the delisting standards of the relevant financial instruments exchanges where the shares of Sumitomo Metals are currently listed, shares of Sumitomo Metals are expected to be delisted as of September 26, 2012 from such financial instruments exchanges), measures to ensure fairness and measures to avoid conflicts of interest in Exhibit 1 of the press release on September 22, 2011 titled “Execution of Master Integration Agreement between Nippon Steel Corporation and Sumitomo Metal Industries, Ltd.” (The overview of the financial analyses by each of the respective financial advisors and written opinions described in the press release relate to a merger ratio based on the assumption that the Business Integration would take the form of the One-Step Merger).

(Note 5)	As described in 2.(1) “Method of the Business Integration”, although the Companies decided after September 22, 2011 to change the method of the Business Integration from the One-Step Merger to a two-step procedure whereby the Share Exchange will be followed by the Merger on the same day, the allocation ratio of Nippon Steel shares to be distributed in exchange for each share of Sumitomo Metals remains unaffected by such change. This is because their respective per share values and the corporate structure after the Business Integration will be the same regardless of whether the transaction takes the form of the One-Step Merger as originally intended, or a two-step procedure whereby the Share Exchange will be followed by the Merger on the same day. Each of the Companies has confirmed that no event has occurred since September 22, 2011 that would require the parties to reconsider the agreed allocation ratio of Nippon Steel shares to be distributed in exchange for each share of Sumitomo Metals, taking into consideration the respective parties’ status after September 22, 2011 as well as advice from their respective financial advisors, which was based on publicly available information and other information that was provided by the parties to their respective financial advisors.

(4)	Handling of share options and bonds with share options of Sumitomo Metals in connection with the Share Exchange

Sumitomo Metals has not issued any share options or bonds with share options.

3.      Status after the Share Exchange and the Merger (Outline of the Integrated Company, etc.)

(1)	Trade name	Shinnittetsu Sumikin Kabushiki Kaisha (“NIPPON STEEL & SUMITOMO METAL CORPORATION” in English)

(2)	Location of head office	Chiyoda-ku, Tokyo

(3)	Representatives (expected to assume the post)	Representative Director, Chairman and CEO: Shoji Muneoka Representative Director, President and COO: Hiroshi Tomono

(4)	Business	Steelmaking and steel fabrication (manufacture and sale of iron and steel), etc.

(5)	Stated capital	419.5 billion yen

(6)	Fiscal year end	March 31

(7)	Net assets	Not fixed

(8)	Total assets	Not fixed

Net assets, total assets and other matters will be announced later once they are finalized.

4.      Management Policy

The Integrated Company will strongly advance the following four measures with the aim to become “the Best Steelmaker with World-Leading Capabilities” at an early stage after the Business Integration.

(1)      Globalizing the steel business

The Integrated Company will establish a global network to supply a wide range of products, including flat products, bars and wire rods, pipes and tubes and plates in response to increasing worldwide demand for steel. In particular, with respect to the growing sectors such as automotive, environment and resources/energy sectors, the Integrated Company will focus on strengthening its capability to provide proposals to customers inside and outside Japan and on expanding overseas manufacturing and processing bases by aggregating the Companies’ management resources.

The Integrated Company will aim to achieve 60 to 70 million metric tons in terms of global production capacity by further accelerating its overseas business development.

(2)      Utilizing advanced technologies

Through integration of the Companies’ manufacturing technology capability, product technology capability and R&D capability, the Integrated Company will further improve its world-leading technologies. In particular, through integration of the Companies’ R&D divisions, the Integrated Company will establish an R&D system that is efficient in terms of both development speed and quality. By carrying out the above, the Integrated Company will lead the world in product development with a focus on growing sectors, development of manufacturing technology including innovative production processes, and the like, with the aim of “maximizing the potential of steel as material.”

(3)      Improving cost competitiveness

By implementing, inter alia, the following measures, the Integrated Company will aim to realize synergies of around 150 billion yen per year approximately three years after the Business Integration. The Companies will endeavor to increase the above target synergies amount and to achieve the synergies at an early stage. In addition, the Integrated Company will continue to make further efforts to reduce costs, and establish cost competitiveness that will allow the Integrated Company to compete more effectively on a global basis.

<Reference: targeted synergies, such as cost reduction>

Main measures	Approximate amount of annual synergies

[Technology/R&D]

1.      Improving development speed and quality by consolidation in technology and R&D

-     Strengthening development of high-functioning products in growing sectors and other sectors

-     Reducing costs by strengthening the development of manufacturing process technologies (including use of lower grade raw materials, and promotion of high efficiency in processes, such as blast furnace and coke oven processes)

2.      Pursuing the best practices for operational and manufacturing technologies (top-runner technologies/know-how)

-     operational technologies, use of low-cost raw materials, yield rate, energy-saving, etc. in each process

40 billion yen

[Production/Sale]

1.      Improving productivity by optimal allocation of tasks among production lines

2.      Establishing an efficient production system and preventing redundant investments

3.      Securing sufficient production of high-functioning products by mutually complementing bottleneck processes

4.      Cooperation among steelworks (including raw material, coke, energy, maintenance, investment and workforce)

5.      Integration and cooperation among group companies and improving efficiency on an integrated basis from upstream to downstream processes (including rolling, processing and logistics)

40 billion yen

[Procurement]

1.      Reducing costs by improving efficiency in procurement and transport of raw materials

2.      Reducing equipment cost, repair cost and material cost by standardizing equipment specifications and promoting efficiency in orders and contracts

3.      Integration and cooperation among group companies (including raw materials, construction, repair and operations)

40 billion yen

[Improvement in Efficiency of the Head Office, Divisions, etc.]

1.      Integrating and improving the efficiency of the head office and branches in and outside Japan, etc., and re-allocating human resources for overseas business development and other related activities

2.      Reducing general administrative expenses

3.      Reducing system development cost (including avoidance of redundant investments)

4.      Adjusting redundant assets and inventory (including raw materials, finished products, semi-finished products and materials)

30 billion yen
Total	150 billion yen

(4)      Reinforcing non-steel business segments

Each business segment of the engineering, chemicals, new materials and system solutions will aim to expand its business in growing sectors and to reinforce its financial structure essentially by seeking greater inter-business synergies with the steel business, thus contributing to improvement in the consolidated profits of the Integrated Company.

By promoting the measures above, the Integrated Company will respond to changes in the management environment and will secure “world top-level profitability” at any time; furthermore, it will realize a “strong financial structure.” By carrying out the above, the Integrated Company will aim to increase its corporate value and to improve the evaluation by shareholders and capital markets.

Further, the medium-term management goals and major measurement policy of the Integrated Company will be announced promptly after the Business Integration.

5.      Organizational Operation of the Integrated Company

(1)	Organizational operation of consolidated management

The Integrated Company will be a business holding company, which comprises five businesses: the steelmaking and steel fabrication business (to be conducted by the Integrated Company itself), and the engineering, chemicals, new materials and system solutions businesses.

(2)	Organizational operation within the steelmaking and steel fabrication business

The Integrated Company will quickly integrate the Companies’ businesses, and will aim to realize the synergies at an early stage:

(i)	The Integrated Company will have product based units: plate, flat products, bar and wire rod, construction products, pipe and tube, railway/automotive/machinery parts and titanium/specialty stainless steel. It will operate primarily through these product based units including its group companies to swiftly formulate and implement strategies for each product unit, where manufacturing, sales and technology forces are one unit.

(ii)	Each steelworks will secure the supply system best suited to each area and customer, and will reinforce and improve efficiency of coordination among steelworks.

(iii)	The R&D division will accelerate and improve the development and pursue efficient R&D by integrating the Companies’ human resources and advanced R&D capabilities.

(iv)	The organization of the head office will be an efficient division basis, where human resources efficiency will be pursued.

Exhibit 1: Organization of the Integrated Company

Exhibit 2: Outline of the Companies

(Contacts)

Nippon Steel Corporation:	Public Relations Center, General Administration Div. Tel.: +81-3-6867-2135, 2146 or 2147
Sumitomo Metal Industries, Ltd.:	Public Relations Group Tel.: +81-3-4416-6115

Exhibit 1

Organization of the Integrated Company

Corporate

- Corporate Planning Div.
- Overseas Business Development Div.
- Group Companies Planning Div.
- Accounting & Finance Div.
- General Administration Div.
- Legal Div.
- Internal Control & Audit Div.
- Business Process Innovation Div.
- Human Resources Div.
- Environment Div.
- Intellectual Property Div.

- Safety Div.
- Technical Administration & Planning Div.
- Quality Management Div.
- Plant Engineering and Facility Management Center
  - Plant Engineering Div.
  - Mechanical Engineering Div.
  - Refractory Ceramics Div.
  - Systems & Control Engineering Div.
  - Civil Engineering Div.
- Ironmaking Technology Div.
- Steelmaking Technology Div.
- Slag & Cement Div.

- Marketing Administration & Planning Div.
- Export Administration & Planning Div.
- Logistics Div.
- Project Development Div.

- Raw Materials Div.- I
- Raw Materials Div.- II
- Machinery & Materials Procurement Div.

R & D

- Technical Research & Development Bureau
  - Technical Research & Development Planning Div.
  - Steel Research Laboratories
  - Advanced Technology Research Laboratories
  - Process Technology Research Laboratories
  - R & D Lab. at Works*

*･･･Muroran, Kimitsu, Nagoya, Hirohata, Yawata, Oita

Products Unit

- Plate Unit
  - Plate Technology Div.
  - Plate Marketing Div.
- Flat Products Unit
  - Flat Products Planning Div.
  - Flat Products Technology Div
  - Flat Products Marketing Div.
  - Flat Products Global Marketing Div.
  - Automotive Flat Products Div.
  - Tin Mill Products Div.
  - Electrical Steel Sheet Div.
- Bar & Wire Rod Unit
  - Bar & Wire Rod Technology Div.
  - Bar & Wire Rod Marketing Div.
  - Muroran Works
  - Kamaishi Works
  - Kokura Works
- Construction Products Unit
  - Construction Products Development Div.
  - Construction Products Marketing Div.
  - Sakai Works
- Pipe & Tube Unit
  - Tubular Products Planning Div.
  - Tubular Products Technology Div.
  - Tubular Products Marketing Div.
  - Oil Country Tubular Goods & Line Pipe Marketing Div.
  - Specialty Tubular Products Marketing Div.
  - Tokyo Works
  - Amagasaki Works
- Railway, Automotive & Machinery Parts Unit
  - Railway, Automotive & Machinery Parts Marketing Div.
  - Osaka Steel Works
- Titanium & Specialty Stainless Steel Unit
  - Titanium Technology Div.
  - Titanium Marketing Div.
  - Naoetsu Works
  - Hikari Titanium Production Div.

Overseas Projects

- Usiminas Project
- Shanghai-Baoshan Cold-rolled & Coated Sheet Products Project
- Wuhan Tin Mill Project
- India Continuous Annealing & Processing Line Project

Works

- Kashima Works
- Kimitsu Works
- Nagoya Works
- Wakayama Works
- Hirohata Works
- Yawata Works
- Oita Works

Domestic Office/Branch

- Osaka Office
- Hokkaido Marketing Branch
- Tohoku Marketing Branch
- Niigata Marketing Branch
- Hokuriku Marketing Branch
- Ibaraki Marketing Branch
- Nagoya Marketing Branch
- Chugoku Marketing Branch
- Shikoku Marketing Branch
- Kyushu Marketing Branch

Overseas Office

- North & Central America (New York, Chicago, Houston, Mexico City)
- South America (Sao Paulo, Belo Horizonte)
- Europe (Dusseldorf, London)
- Australia (Sydney, Perth)
- China (Beijing, Shanghai, Guangzhou)
- Southeast Asia (Singapore, Jakarta)
- Thailand (Bangkok)
- India (New Delhi)
- Middle East (Dubai)

Corporate Auditors' Office

Exhibit 2

Outline of the Companies

(numbers rounded down to the relevant digit)

Trade Name	Nippon Steel Corporation		Sumitomo Metal Industries, Ltd.

Description of Business Activities	1. Steelmaking and steel fabrication (Manufacture and sale of iron and steel) 2. Engineering and construction 3. Urban development 4. Chemicals 5. New materials 6. System solutions

1.      Steelmaking and steel fabrication

         (Manufacture and sale of iron and steel)

2.      New materials

3.      Civil engineering, construction, plant

4.      Electric component

5.      Electric power supply

6.      System solutions

Date of Establishment	March 31, 1970		July 1, 1949

Head Office Location	6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo		5-33, Kitahama 4-chome, Chuo-ku, Osaka

Name and Title of the Representative	Shoji Muneoka Representative Director and President		Hiroshi Tomono Representative Director and President

Net Sales (Consolidated basis) (FY 2010)	4,109.7 billion yen		1,402.4 billion yen

Crude Steel Production (Consolidated basis including subsidiaries) (FY 2010)	34,920 thousand tons per year		12,900 thousand tons per year

Capital (As of March 31, 2011)	419.5 billion yen		262.0 billion yen

Number of Outstanding Shares (As of March 31, 2011)	6,806 million		4,805 million

Total Assets (As of March 31, 2011)	5,000.8 billion yen		2,440.7 billion yen

Date of Fiscal Year End	March 31		March 31

Number of Employees (As of March 31, 2011)	59,183 (16,150 on a non-consolidated basis)		22,597 (7,104 on a non-consolidated basis)

Main Customers	Metal One Corporation Nippon Steel Trading Co., Ltd. Mitsui & Co., Ltd.		Sumitomo Corporation Sumikin Bussan Corporation

Main Banks	Mizuho Corporate Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd. Sumitomo Mitsui Banking Corporation		Sumitomo Mitsui Banking Corporation Sumitomo Mitsui Trust Bank, Limited

Major Shareholders and Ownership Percentage (As of March 31, 2011)	Japan Trustee Services Bank, Ltd.	10.3%	Sumitomo Corporation	9.54%
	Sumitomo Metal Industries, Ltd.	4.2%	Nippon Steel Corporation	9.40%
	CBHK-Korea Securities Depository	3.5%	Japan Trustee Services Bank, Ltd. (account in trust)	3.53%
	The Master Trust Bank of Japan, Ltd.	3.5%	Kobe Steel, Ltd.	2.34%
	Nippon Life Insurance Company	3.3%	The Master Trust Bank of Japan, Ltd. (account in trust)	2.32%
	Mizuho Corporate Bank, Ltd.	2.7%	Japan Trustee Services Bank, Ltd.	1.88%
			(Sumitomo Mitsui Banking Corporation retirement benefit trust account re-entrusted by The Sumitomo Trust and Banking Co., Ltd.)
	Trust & Custody Services Bank, Ltd.	2.3%	Nippon Life Insurance Company	1.85%
	Meiji Yasuda Life Insurance Company	2.0%	SSBT OD05 OMNIBUS ACCOUNT -TREATY CLIENTS	1.41%
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2.0%	Japan Trustee Services Bank, Ltd., The Sumitomo Trust and Banking Corporation retirement benefit trust	1.14%

	SSBT OD05 OMNIBUS ACCOUNT -TREATY CLIENTS	1.5%	NT RE GOVT OF SPORE INVT CORP P.LTD	1.14%

<Operating Results and Financial Position for Past 3 Years>

Fiscal Year	Nippon Steel Corporation (Consolidated Basis)			Sumitomo Metal Industries, Ltd. (Consolidated Basis)
	Fiscal Year Ended March			Fiscal Year Ended March
	2009	2010	2011	2009	2010	2011
Net Assets	2,174.8 billion yen	2,335.6 billion yen	2,380.9 billion yen	904.3 billion yen	879.2 billion yen	818.0 billion yen
Total Assets	4,870.6 billion yen	5,002.3 billion yen	5,000.8 billion yen	2,452.5 billion yen	2,403.6 billion yen	2,440.7 billion yen
Net Assets per Share	265.23 yen	293.18 yen	295.84 yen	184.92 yen	178.87 yen	165.41 yen
Sales	4,769.8 billion yen	3,487.7 billion yen	4,109.7 billion yen	1,844.4 billion yen	1,285.8 billion yen	1,402.4 billion yen
Operating Income	342.9 billion yen	32.0 billion yen	165.6 billion yen	226.0 billion yen	Δ0.9 billion yen	56.3 billion yen
Ordinary Income	336.1 billion yen	11.8 billion yen	226.3 billion yen	225.7 billion yen	Δ36.6 billion yen	34.0 billion yen
Net Income	155.0 billion yen	Δ11.5 billion yen	93.1 billion yen	97.3 billion yen	Δ49.7 billion yen	Δ7.1 billion yen
Net Income per Share	24.60 yen	Δ1.83 yen	14.81 yen	20.98 yen	Δ10.74 yen	Δ1.54 yen
Dividend per Share	6 yen	1.5 yen	3 yen	10 yen	5 yen	3.5 yen

(Note: Δ indicates a negative amount.)

<Relationship between the Companies>

Capital Ties	As of March 31, 2011, Nippon Steel Corporation holds 451,761 thousand shares representing 9.4% of Sumitomo Metal Industries, Ltd.’s outstanding shares and Sumitomo Metal Industries, Ltd. holds 287,613 thousand shares representing 4.2% of Nippon Steel Corporation’s outstanding shares.

Personnel Ties	No important matters.

Business Ties	The two companies are engaged in sale and purchase and other transactions with each other with regard to semi-finished products and finished products such as steel.

Status Applicable to the Related Parties	N/A

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the plans and expectations of Nippon Steel Corporation and Sumitomo Metal Industries, Ltd. in relation to, and the benefits resulting from, their business integration described above. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the two companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the two companies (or the post-transaction group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The two companies undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the two companies (or the post-transaction group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.

The risks, uncertainties and other factors referred to above include, but are not limited to:

(1)	economic and business conditions in and outside Japan;

(2)	changes in steel supply and demand, raw material costs and exchange rates;

(3)	changes in interest rates on loans, bonds and other indebtedness of the two companies, as well as changes in financial markets;

(4)	changes in the value of assets (including pension assets), such as marketable securities and investment securities;

(5)	changes in laws and regulations (including environmental regulations) relating to the two companies’ business activities;

(6)	rise in tariffs, imposition of import controls and other developments in the two companies’ main overseas markets;

(7)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;

(8)	the two companies’ being unable to complete the business integration; and

(9)	difficulties in realizing the synergies and benefits of the post-transaction group.